[SRZ LETTERHEAD]












                                   May 7, 2010





VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

                          Re: Gottex Multi-Asset Endowment Fund -- Class II Registration Statement on Form N-2 (811-22412, 333-[_____])


Ladies and Gentlemen:

    On behalf of Gottex Multi-Asset Endowment Fund -- Class II (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's Notification of Registration on Form N-8A, and pursuant to the 1940 Act and the Securities Act of 1933, as amended (the "1933 Act"), the Fund's Registration Statement on Form N-2 (the "Registration Statement"). The applicable filing fee covering the shares of beneficial interest of the Fund ("Shares") being registered under the 1933 Act has been separately transmitted to the Commission.

     The Registration Statement does not include certain agreements, financial statements and other documents that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

     The Fund is seeking to commence its initial offering of Shares on or about August 1, 2010. Accordingly, we would appreciate every effort the staff of the Commission could make so as to enable the Registration Statement to be declared effective on or before July 15, 2010.

     Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

                                                     Very truly yours,


                                                     /s/ George M. Silfen
                                                     ----------------------
                                                     George M. Silfen